

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2013

Via E-mail
Peter J. Graham
Executive Vice President and General Counsel
Delcath Systems, Inc.
810 Seventh Avenue
35th Floor
New York, NY 10019

> **Re: Delcath Systems, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 13, 2013**
> **File No. 333-187230**

Dear Mr. Graham:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please revise the cover page to briefly describe the nature of the underwriting arrangement. See Regulation S-K Item 501(b)(8).

Prospectus Summary, page 6

2.   Please revise your summary to highlight your accumulated deficit and your history of net losses.

Important Information Incorporated by Reference, page 8

3.   We note from the cover page of your Form 10-K filed March 13, 2013, that you have incorporated by reference the information required to be disclosed by Part III of that

form. Prior to requesting effectiveness of this registration statement, please either file your definitive proxy statement or amend your Form 10-K to include the information required by Part III. See Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

Plan of Distribution, page 10

4.   Given the nature of the relationship with Cowen and Company disclosed here and Exhibit 1.1, please revise to remove any implication that Cowen may not be an underwriter. In this regard, refer to your disclosure in the second to last paragraph on page 10 that Cowen "may be deemed to be" an underwriter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Louis Rambo at (202) 551-3289 or Geoffrey Kruczek at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc: Andrea L. Nicolas, Esq.
        Skadden, Arps, Meagher & Flom LLP